

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2017

Via E-mail
Fred Boehler
President and Chief Executive Officer
Americold Realty Trust
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328

Re: Americold Realty Trust
Draft Registration Statement on Form S-11
Submitted September 1, 2017
CIK No. 0001455863

Dear Mr. Boehler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note your reference to your significant shareholders on page 65 and your disclosure on page 66 that you will be considered a "controlled company" within the meaning of the NYSE listing standards. We also note your disclosure on page 274 that your declaration of trust prohibits any person from beneficially or constructively owning shares of beneficial interest that would result in the company being closely held under Section 856(h) of the Code. Please tell us how your ownership concentration is consistent with Section 856(h) of the Code.

Summary

4. We refer to your disclosure on pages 7, 8 and 183 regarding average return on invested capital for projects that have reached stabilization and budgeted stabilized return on invested capital. Please revise your disclosure to explain how you calculate average return and invested capital and the material assumptions you made in these calculations, such as how you determine stabilization. Please consider limiting this disclosure to page 183 where you can provide greater context.

Risk Factors, page 38

5. We note the potential conflicts of interest referenced on page 267 and your risk factor disclosure on page 65 that you may invest in, or co-invest with, your affiliates. We also note your risk factor on page 65 that your significant shareholders will have significant influence over you and their actions might not be in the best interest of shareholders. Please revise to describe whether there are any competing entities affiliated with your significant shareholders.

Distribution Policy, page 81

6. We note your disclosure on page 213 that you enter into month-to-month warehouse rate agreements with your customers. Please revise your disclosure, if true, to clarify that you have assumed that income and cash flows from operations from your month-to-month agreements for the twelve months ended June 30, 2018 will be substantially the same as income and cash flows from operations for month-to-month agreements for the twelve months ended June 30, 2017.

7. It appears that you have made several adjustments to arrive at estimated cash flow related to your China JV. Please tell us, your justification for making these adjustments. Within your response, please tell whether the amount of cash distributions received from your JV is historically comparable to the amount of income (loss) recognized within the income statement. Additionally, please tell us whether there are any significant impediments in receiving cash distributions from your joint ventures and whether those impediments significantly affect management's ability to fund cash distributions to shareholders.

8. Please provide additional information on the appropriate of several adjustments made by management to arrive at estimate cash flow. Specifically, provide to us management's basis for making the following adjustments, including how they were calculated:
   a. Non-recurring operating costs of idled sites
   b. Normalized contribution from business interruption site
   c. Strategic alternative costs
   d. Severance costs
   e. Lease termination costs

9. Please disclose the currency exchange rates used to calculated your adjustments and why assuming the currency exchange rates as of June 30, 2017 was more appropriate than a blended rate or average rate that is used elsewhere in your document.

10. We noticed that you have made an adjustment for the anticipated contribution for a newly acquired warehouse. Please tell us whether you have made any adjustments for recently disposed of properties. If you have not, please tell us the basis for management's exclusion of this adjustment.

11. Please tell us why you have not included adjustments for operating cash flow changes expected in the next 12 months, such as contracts expiring in the next 12 months, improvement costs contractually required in the next 12 months, and scheduled loan principal amortization payments. Additionally, to the extent there are any contracts that expired during the past 12 months that have not been renewed, please tell us why you have not included an adjustment for these expired leases.

12. Please revise to add a line item that discloses your total estimated initial annual distribution as well.

Capitalization, page 86

13. Please provide to us a reconciliation of the amounts presented within your capitalization table to your interim financial statements as of June 30, 2017.

14. We note you intend to use the net proceeds from this offering, together with the borrowings under the new senior secured credit facilities, to repay indebtedness incurred under our Senior Secured Term Loan B Facility and to replace your existing Senior Secured Credit Facilities. In that regard, please tell us and disclose the amount and the term details of these new senior secured credit facilities. Also, explain to us if you plan to reflect these new facilities in the "pro forma as adjusted column" in the capitalization table.

Dilution, page 88

15. You disclose that your dilution table has given effect to the redemption of all 125 outstanding Series A preferred shares, the automatic conversion of all 375,000 outstanding Series B preferred shares, and the cashless exercise of all outstanding warrants to purchase 18,574,619 upon the offering. As such, please present separately the dilution impact resulting from these transactions before arriving at the Pro Forma net tangible book value per share after the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 111

16. We note your disclosure throughout that you actively seek to renew agreements with existing customers and that non-renewals may impact your results. Please consider providing disclosure on your historical renewal rates for your customer contracts.

Historically Significant Customer, page 114

17. We note that one customer accounted for more than 10% of your total revenues in the last three years. Please consider providing additional disclosure on this significant customer, including the name of the customer and the terms of your agreements and arrangements with the customer.

Same Store Analysis, page 115

18. Please tell us how the changes in ownership structure would impact comparability necessitating the exclusion of these warehouses from your same store metrics.

19. Please disclose the number of warehouse excluded from your same store metrics for each period presented and any movement in and out of the same store population from period to period.

Constant Currency Metrics, page 116

20. Please disclose the average foreign exchange rates used to adjust your operating results and how these rates correlate to the exchange rates of the end of periods presented.

Physical Network Occupancy, page 207

21. Please revise your disclosure to explain what you mean by "as-if racked basis" and describe any material assumptions you make in estimating unracked space on an as-if racked basis.

Nature of our Customer Contracts, page 212

22. With respect to your facility leased warehouse contracts, please revise to disclose the average length of your contracts and average time until expiration.

23. Please also consider providing lease expiration schedules for your defined contracts and lease warehouse contracts on a portfolio basis. We specifically note your disclosure on page 205 that as of June 30, 2017, 29 contracts with your 50 largest customers featured fixed storage commitments and had a weighted average remaining term of 3.2 years. Refer to Item 15(f) of Form S-11 as a guide.

24. We note that you lease your facility leased warehouses under triple net leases. Please revise your disclosure to discuss how you monitor the credit quality of your tenants.

Americold Realty Trust Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices, page F-9

Revenue Recognition, page F-14

Warehouse Revenue, page F-15

25. Please tell us how your cost model for allocating considerations in bundled warehousing agreements complies with ASC 605.

China Merchants Americold Holdings Company Limited Audited Consolidated Financial Statements

Independent Auditor Report, page F-114

26. Please have the auditor revise its report with respect to 2014 consolidated financial statements to provide the city and state where the report was issued. Please have a similar change made to the report of the independent auditor of China Merchants Americold Logistics Company Limited.

Exhibits

27. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: C. Spencer Johnson, III
        King & Spalding LLP